

News Release
B2Gold Reports Strong Q2 2020 Results and Doubling Quarterly Dividend to $0.04 per Share;
Quarterly Records for Gold Revenue and Operating Cash Flows;
Cash Operating Costs and AISC Less than Budget

Vancouver, August 5, 2020 – B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) ("B2Gold" or the "Company") is pleased to announce strong operational and financial results for the second quarter and first half of 2020 and the doubling of the Company's quarterly dividend to $0.04 per share. The Company previously released its gold production and gold revenue results for the second quarter and first half of 2020. All dollar figures are in United States dollars unless otherwise indicated.

2020 Second Quarter Highlights

- Consolidated gold production of 239,574 ounces from the Company's three operating mines, above budget by 3% (7,327 ounces) and a significant increase of 15% (30,684 ounces) over the second quarter of 2019 (excluding discontinued operations of El Limon and La Libertad)
- Total gold production of 241,593 ounces (including 2,019 ounces of attributable production from Calibre Mining Corp. ("Calibre"))
- Record quarterly consolidated gold revenue of $442 million, a significant increase of $175 million (65%) over the second quarter of 2019 (excluding discontinued operations)
- Record quarterly consolidated cash flow provided by operating activities from the Company's three operating mines of $238 million, a significant increase of $145 million (156%) over the second quarter of 2019
- Consolidated cash operating costs *(see "Non-IFRS Measures")* of $385 per ounce produced, well below budget by $30 per ounce (7%), and consolidated all-in sustaining costs ("AISC") *(see "Non-IFRS Measures")* of $714 per ounce sold, well-below budget by $93 per ounce (12%)
- Net income attributable to the shareholders of the Company of $124 million ($0.12 per share); adjusted net income *(see "Non-IFRS Measures")* attributable to the shareholders of the Company of $119 million ($0.11 per share)
- The Fekola Mine continues to operate unimpeded and no operational days have been lost due to the recent political developments and demonstrations in Mali

- No Lost-Time-Injury ("LTI") incidents at the Company's operating mines during the second quarter; the Otjikoto and Masbate Mines continued their remarkable safety performance extending the number of days without an LTI to 826 days for Otjikoto and 592 days for Masbate as at June 30, 2020
- B2Gold remains well positioned for continued strong operational and financial performance. Total consolidated production guidance remains at between 1,000,000 and 1,055,000 ounces of gold; total consolidated cash operating costs are forecast to be between $415 and $455 per ounce and total consolidated AISC are forecast to be between $780 and $820 per ounce.

2020 First Half Highlights

- Record half-year consolidated gold production from the Company's three operating mines of 490,206 ounces, well above budget by 5% (23,483 ounces) and a significant increase of 20% (80,774 ounces) over the first half of 2019 (excluding discontinued operations); with solid performances from all the Company's operations (all exceeding their budgeted production for the first half of 2020)
- Total gold production of 506,455 ounces (including 16,249 ounces of attributable production from Calibre)
- Record half-year consolidated gold revenue of $822 million, a significant increase of $291 million (55%) over the first half of 2019 (excluding discontinued operations)
- Record half-year consolidated cash flow provided by operating activities of $454 million, a significant increase of $275 million (154%) over the first half of 2019
- Consolidated cash operating costs of $376 per ounce produced, well below budget by $42 per ounce (10%), and consolidated AISC of $705 per ounce sold, well below budget by $101 per ounce (13%)
- Net income attributable to the shareholders of the Company of $197 million ($0.19 per share); adjusted net income attributable to the shareholders of the Company of $218 million ($0.21 per share)
- B2Gold maintains a strong financial position and liquidity; the Company was in a net cash position of $157 million as at June 30, 2020, with its cash and cash equivalents of $628 million exceeding its debt balances of $471 million
- Based on current assumptions, including a gold price of $1,900 per ounce for the balance of 2020, the Company expects to generate cashflows from operating activities of more than $900 million in 2020

The Company is also pleased to announce that in light of the current higher gold price environment, the Company's strong operational performance and the fact that the Company has now reached a net positive cash position, the B2Gold Board has decided to increase the quarterly dividend to $0.04 per share (or an expected $0.16 per share on an annual basis), which will become effective upon approval and declaration of the third quarter dividend. This represents a further 100% increase from the second quarter of 2020 dividend and four times higher than the initial quarterly dividend of $0.01 per share declared in the fourth quarter of 2019. The declaration and payment of future quarterly dividends remains at the discretion of the B2Gold Board and will depend on the Company's financial results, cash requirements, future prospects and other factors deemed relevant by the B2Gold Board.

The Company has been monitoring the COVID-19 pandemic and the potential impact at B2Gold's operations since mid-February 2020. B2Gold places the safety and well-being of its workforce as the highest priority and continues to encourage input from all its stakeholders as the situation continues to evolve. The Company has implemented several measures and introduced additional precautionary steps to manage and respond to the risks associated with COVID-19 to ensure the safety of B2Gold's employees,

contractors, suppliers and surrounding communities where the Company works while continuing to operate. The Company is continually updating the plan and response measures based on the safety and well-being of its workforce, the severity of the pandemic in areas where it operates, global response measures, government restrictions and extensive community consultation. The Company is working closely with national and local authorities and continues to closely monitor each site's situation, including public and employee sentiment to ensure that stakeholders are in alignment with continued operation, while ensuring the safe operation of its mines.

2020 Second Quarter and First Half Operational Results and Development

Consolidated gold production in the second quarter of 2020 was 239,574 ounces, above budget by 3% (7,327 ounces) and a significant increase of 15% (30,684 ounces) over the second quarter of 2019 (excluding discontinued operations) with solid performances from all the Company's operations. The significant increase in gold production over the second quarter of 2019 was driven by the Fekola Mine in Mali which continued its very strong operational performance with gold production of 147,424 ounces, well above budget by 5% (6,424 ounces), and 29% (33,527 ounces) higher compared to the second quarter of 2019. Fekola's significant increase in gold production over the second quarter of 2019 was mainly due to the expansion of the Fekola mining fleet and optimization of the pit designs and mine plan for 2020, which have provided access to higher grade portions of the Fekola deposit earlier than anticipated in previous mine plans. The Otjikoto Mine in Namibia also had a solid second quarter, producing 43,496 ounces of gold, 3% (1,342 ounces) above budget, and 16% (6,075 ounces) higher compared to the second quarter of 2019. The Masbate Mine in the Philippines continued to perform well through the second quarter of 2020, despite being temporarily limited by a reduced workforce due to COVID-19 restrictions, producing 48,654 ounces of gold, approximately in-line with budget. Including attributable ounces from Calibre (2,019 ounces), the Company's total gold production in the second quarter of 2020 was 241,593 ounces.

For the second quarter of 2020, consolidated cash operating costs were $385 per ounce produced ($377 per ounce sold), well below budget by $30 (7%) per ounce produced and significantly less than the second quarter of 2019 by $71 (16%) per ounce produced (excluding discontinued operations), reflecting the strong operating results from all of the Company's operations. Including estimated attributable results for Calibre, the Company's total cash operating costs were $390 per ounce produced ($383 per ounce sold).

For the second quarter of 2020, consolidated AISC were $714 per ounce sold, well below both budget by $93 per ounce (12%) and the second quarter of 2019 by $93 per ounce (12%) (excluding discontinued operations). The favourable budget variance reflected lower-than-budgeted cash operating costs and general and administrative costs, lower-than-budgeted sustaining capital and exploration expenditures and higher-than-budgeted gold ounces sold. The lower-than-budgeted sustaining capital and exploration expenditures was mainly due to the timing of expenditures and are expected to be incurred later in 2020, with the exception of approximately $8 million relating to the Fekola tailings storage facility project and Otjikoto pre-stripping, which are not expected to be incurred in 2020. Including estimated attributable results for Calibre, the Company's total AISC for the second quarter of 2020 were $712 per ounce sold.

Consolidated gold production for the first half of 2020 was a half-year record of 490,206 ounces, 5% (23,483 ounces) above budget and 20% (80,774 ounces) higher than the first half of 2019 (excluding

discontinued operations). Including attributable ounces from Calibre (16,249 ounces), the Company's total gold production in the first half of 2020 was 506,455 ounces.

For the first half of 2020, consolidated cash operating costs were $376 per ounce produced ($380 per ounce sold), well below budget by $42 (10%) per ounce produced and significantly less than the first half of 2019 by $79 (17%) per ounce produced (excluding discontinued operations). Including estimated attributable results for Calibre, the Company's total cash operating costs were $390 per ounce produced ($394 per ounce sold).

For the first half of 2020, consolidated AISC were $705 per ounce sold, well below both budget by $101 (13%) per ounce sold and the first half of 2019 by $70 (9%) per ounce sold (excluding discontinued operations). Including estimated attributable results for Calibre, the Company's total AISC for the first half of 2020 were $717 per ounce sold.

Based on current assumptions for 2020, B2Gold remains well positioned for continued strong operational and financial performance. On June 24, 2020, Calibre provided revised reduced 2020 production guidance following the temporary suspension of its Nicaraguan operations due to COVID-19. The Company's attributable gold production from Calibre is now estimated to be between 37,000 and 42,000 ounces for 2020 (or 8,000 ounces lower than the original estimate of between 45,000 and 50,000 ounces of gold). However, given that the Company's three operating mines were 23,483 ounces ahead of budget at the end of the first half of 2020, the Company continues to maintain its overall total consolidated production and financial guidance. Therefore, total consolidated production guidance remains at between 1,000,000 and 1,055,000 ounces of gold; total consolidated cash operating costs are forecast to be between $415 and $455 per ounce and total consolidated AISC are forecast to be between $780 and $820 per ounce.

The Company's expansion and development projects also progressed well through the second quarter of 2020:

- At Fekola, the mine expansion project remains on schedule to be completed by the end of the third quarter of 2020. Mining fleet expansion equipment (including excavators, trucks, and drill rigs) continued to arrive on site and be commissioned throughout the second quarter. The mill expansion continues to be on schedule and was approximately 75% complete by the end of June 2020. The mill expansion commissioning team arrived on site in late July and the mill expansion is expected to be fully commissioned by the end of the third quarter 2020.

- At Otjikoto, engineering of the Wolfshag underground mine continued and an underground mining contractor bid process was held in the second quarter of 2020 for the development of the underground workings up to the production stopes. Development of the portal and primary ramp is expected to commence in the fourth quarter of 2020 and stope ore production is expected to commence in early 2022, in-line with original estimates. However due to COVID-19 related delays, approximately $4 million of the related capital costs are now expected to be incurred in 2021 rather than in the current year.

- At the Gramalote project, operations restarted on May 4, 2020 (following a temporary shutdown due to COVID-19) for Environmental Impact Assessment related field activities, with exploration drilling recommencing on May 11, 2020. During the shutdown, other aspects of the Feasibility Study such as mine engineering review, metallurgical investigations and process plant design development continued to advance. Ongoing exploration work continues with a focus on infill drilling of the Inferred Mineral Resource which is expected to be completed in August 2020. As previously announced, the Company now expects to complete the Feasibility Study in the first quarter of 2021.

2020 Second Quarter and First Half Financial Results

Consolidated gold revenue in the second quarter of 2020 was a quarterly record of $442 million from the Company's three operating mines on sales of 257,100 ounces at an average price of $1,719 per ounce compared to $267 million on sales of 203,700 ounces at an average price of $1,312 per ounce in the second quarter of 2019 (excluding discontinued operations). Compared to the second quarter of 2019, the significant increase in consolidated gold revenue of 65% ($175 million) was mainly attributable to a 31% increase in the average realized gold price and a 26% increase in gold ounces sold (due to the higher gold production and timing of gold sales).

For the second quarter of 2020, cash flow provided by operating activities was a quarterly record of $238 million compared to $93 million in the second quarter of 2019. This significant increase of $145 million (156%) reflected the significant increase in gold revenue, as a result of higher realized gold prices and sales.

For the second quarter of 2020, net income was $138 million compared to $41 million for the second quarter of 2019. Net income attributable to the shareholders of the Company was $124 million ($0.12 per share) compared to $38 million ($0.04 per share) for the second quarter of 2019. Adjusted net income attributable to shareholders of the Company *(see "Non-IFRS Measures")* was $119 million ($0.11 per share) compared to $49 million ($0.05 per share) for the second quarter of 2019.

Consolidated gold revenue for the first half of 2020 was a half-year record of $822 million on sales of 496,600 ounces at an average price of $1,656 per ounce compared to $531 million on sales of 407,100 ounces at an average price of $1,305 per ounce in the first half of 2019 (excluding discontinued operations). The significant increase in consolidated gold revenue of $291 million (55%) was mainly attributable to a 27% increase in the average realized gold price and a 22% increase in gold ounces sold.

For the first half of 2020, cash flow provided by operating activities was a half-year record of $454 million, a significant increase of $275 million (154%) compared to the first half of 2019, as a result of higher realized gold prices and sales.

For the first half of 2020, net income was $221 million compared to $68 million for the first half of 2019. Net income attributable to the shareholders of the Company was $197 million ($0.19 per share) compared to $60 million ($0.06 per share) for the first half of 2019. Adjusted net income attributable to the shareholders of the Company was $218 million ($0.21 per share) compared to adjusted net income of $80 million ($0.08 per share) for the first half of 2019.

Liquidity and Capital Resources

B2Gold maintains a strong financial position and liquidity. The Company was in a net cash position of $157 million as at June 30, 2020, with its cash and cash equivalents of $628 million (December 31, 2019 - $141 million) exceeding its debt balances of $471 million. Working capital as at June 30, 2020 was $656 million compared to $242 million at December 31, 2019.

The Company has a revolving credit facility ("RCF") with a syndicate of international banks for an aggregate amount of $600 million. The RCF also allows for an accordion feature whereby upon receipt of additional binding commitments, the facility may be increased to $800 million any time prior to the maturity date of May 9, 2023. As at June 30, 2020, the Company had drawn $425 million under the $600 million RCF.

On April 8, 2020, as a precautionary measure and given the current uncertainty resulting from the COVID-19 pandemic, the Company completed the drawdown of a further $250 million on its $600 million RCF, resulting in a total revised drawn down balance of $425 million and available undrawn capacity of $175 million. The $250 million drawn in April 2020 was to provide additional liquidity flexibility and assurance until the ultimate timing and outcome of the COVID-19 pandemic could be reasonably determined. Based on current assumptions, including the continued strong operating performance at each of the Company's mines and no significant unforeseen work stoppages having been incurred due to COVID-19, the Company now intends to repay the entire drawn balance of $425 million under its RCF by the end of the third quarter of 2020 and finish 2020 in a strong cash position.

Operations

Mine-by-mine gold production in the second quarter of 2020 (including the Company's estimated 34% share of Calibre's production) was as follows:

Mine	Q2 2020 Gold Production (ounces)	First Half 2020 Gold Production (ounces)	2020 Annual Guidance Gold Production (ounces)
Fekola	147,424	311,435	590,000 - 620,000
Masbate	48,654	93,526	200,000 - 210,000
Otjikoto	43,496	85,245	165,000 - 175,000
B2Gold Consolidated [1]	**239,574**	**490,206**	**955,000 – 1,005,000**
Equity interest in Calibre [2]	**2,019**	**16,249**	**45,000 - 50,000** [3]
Total	**241,593**	**506,455**	**1,000,000 – 1,055,000** [3]

(1) *"B2Gold Consolidated" - gold production is presented on a 100% basis, as B2Gold fully consolidates the results of its Fekola, Masbate and Otjikoto mines in its consolidated financial statements (even though it does not own 100% of these operations).*

(2) "Equity interest in Calibre" - represents the Company's approximate 34% indirect share of the operations of Calibre's El Limon and La Libertad mines in Nicaragua. B2Gold applies the equity method of accounting for its 34% ownership interest in Calibre.

(3) Based on current assumptions for 2020, B2Gold remains well positioned for continued strong operational and financial performance. On June 24, 2020, Calibre provided its revised 2020 production guidance following the temporary suspension of its Nicaraguan operations due to COVID-19. The Company's attributable gold production from Calibre is now estimated to be between 37,000 and 42,000 ounces for 2020 (or 8,000 ounces lower than the original estimate of between 45,000 and 50,000 ounces of gold). However, given that the Company's three operating mines are already 23,483 ounces ahead of budget at the end of the first half of 2020, the Company has determined that its overall consolidated production and financial guidance should be maintained.

Mine-by-mine cash operating costs per ounce (on a per ounce of gold produced basis) in the second quarter and first half of 2020 were as follows (presented on a 100% basis):

Mine	Q2 2020 Cash Operating Costs ($ per ounce produced)	First Half 2020 Cash Operating Costs ($ per ounce produced)	2020 Annual Guidance Cash Operating Costs ($ per ounce)
Fekola	$300	$274	$285 - $325
Masbate	$610	$664	$665 - $705
Otjikoto	$421	$431	$480 - $520
B2Gold Consolidated	**$385**	**$376**	**$395 - $440**
Equity interest in Calibre	**$1,005**	**$807**	**$720 - $760**
Total	**$390**	**$390**	**$415 - $455**

Mine-by-mine cash operating costs per ounce (on a per ounce of gold sold basis) in the second quarter and first half of 2020 were as follows (presented on a 100% basis):

Mine	Q2 2020 Cash Operating Costs ($ per ounce sold)	First Half 2020 Cash Operating Costs ($ per ounce sold)	2020 Annual Guidance Cash Operating Costs ($ per ounce)
Fekola	$271	$278	$285 - $325
Masbate	$740	$699	$665 - $705
Otjikoto	$418	$417	$480 - $520
B2Gold Consolidated	**$377**	**$380**	**$395 - $440**
Equity interest in Calibre	**$1,251**	**$827**	**$720 - $760**
Total	**$383**	**$394**	**$415 - $455**

Mine-by-mine AISC (on a per ounce of gold sold basis) in the second quarter and first half of 2020 were as follows (presented on a 100% basis):

Mine	Q2 2020 AISC ($ per ounce sold)	First Half 2020 AISC ($ per ounce sold)	2020 Annual Guidance AISC ($ per ounce)
Fekola	$562	$542	$555 - $595
Masbate	$1,060	$981	$965 - $1,005
Otjikoto	$757	$801	$1,010 - $1,050
B2Gold Consolidated	**$714**	**$705**	**$765 - $805**
Equity interest in Calibre	**$502**	**$1,090**	**$1,020 - $1,060**
Total	**$712**	**$717**	**$780 - $820**

Fekola Gold Mine - Mali

The Fekola Mine in Mali continued its very strong operational performance with second quarter of 2020 gold production of 147,424 ounces, well above budget by 5% (6,424 ounces), with processed throughput and recovery better than budget and head grade in-line with budget. Compared to the second quarter of 2019, gold production was significantly higher by 29% (33,527 ounces), mainly due to the expansion of the Fekola mining fleet and optimization of the pit designs and mine plan, which have provided access to higher grade portions of the Fekola deposit earlier than anticipated in previous mine plans. As at June 30, 2020, the Fekola Mine achieved 163 days without an LTI.

For the second quarter of 2020, mill feed grade was 3.11 grams per tonne ("g/t") compared to budget of 3.10 g/t and 2.07 g/t in the second quarter of 2019; mill throughput was 1.56 million tonnes compared to budget of 1.52 million tonnes and 1.8 million tonnes in the second quarter of 2019 (lower in 2020 as a result of planned interruptions related to the ongoing mill expansion project); and gold recovery averaged 94.8% compared to budget of 93.0% and 94.4% in the second quarter of 2019.

For the second quarter of 2020, Fekola's cash operating costs were $300 per ounce produced ($271 per gold ounce sold), approximately in-line with budget. This resulted from higher-than-budgeted gold production together with total cash operating costs overall on-budget, partially offsetting $4.4 million of unbudgeted COVID-19 related production costs ($30 per ounce produced) incurred during the second quarter. The average diesel price for the second quarter of 2020 was 5% below budget, while the average HFO price was in-line with budget. Compared to the second quarter of 2019, Fekola's cash operating costs were lower by $67 per ounce produced (18%), mainly as a result of higher gold production. Fekola's AISC for the second quarter of 2020 were $562 per ounce sold, well below budget by $27 per ounce sold (5%) and the second quarter of 2019 by $63 per ounce sold (10%).

For the first half of 2020, the Fekola Mine produced 311,435 ounces of gold, well above budget by 7% (20,435 ounces) and significantly higher than the first half of 2019 by 39% (87,189 ounces).

For the first half of 2020, Fekola's cash operating costs were $274 per ounce produced ($278 per gold ounce sold), well below budget by $18 per ounce produced (6%) and significantly lower than the first half of 2019 by $101 per ounce produced (27%). Fekola's AISC were $542 per ounce sold, well below both budget by $41 per ounce sold (7%) and the first half of 2019 by $77 per ounce sold (12%). Fekola's AISC include lower-than-budgeted sustaining capital and exploration expenditures, mainly as a result of timing of expenditures which are expected to be incurred later in 2020, except for approximately $4 million of expected overall savings versus budget on the tailings storage facility project.

Capital expenditures in the second quarter of 2020 totaled $52 million primarily consisting of $13 million for the mining fleet expansion, $13 million for the processing plant expansion, $7 million for the solar plant and $13 million for pre-stripping. Capital expenditures in the first half of 2020 totaled $126 million primarily consisting of $43 million for the mining fleet expansion, $29 million for the processing plant expansion, $18 million for the solar plant and $18 million for pre-stripping

For full-year 2020, the low-cost Fekola Mine is expected to produce between 590,000 and 620,000 ounces of gold at cash operating costs of between $285 and $325 per ounce and AISC of between $555 and $595 per ounce.

The recent political unrest in Mali has not had a material impact on B2Gold's operations. The Fekola Mine continues to operate as normal and the Company is maintaining both quarterly budgeted production and annual production guidance. B2Gold will continue to monitor the situation to ensure that its mining operations continue normally, providing important economic benefits both to the communities around the mine and to the Malian regional and national governments. B2Gold has enjoyed a positive relationship with the Government of Mali from the beginning of its investment in the country, including recently, partnering with the government to assist the people of Mali in facing the challenges created by the COVID-19 pandemic and its impact on the mining sector. As one of the largest Canadian investors in Mali, B2Gold has enjoyed the strong support of the Government of Mali for its in-country investment.

Fekola Mine Expansion

The Fekola Mine expansion project has progressed well through the second quarter of 2020 and is scheduled to be completed by the end of the third quarter of 2020. Mining fleet expansion equipment (including excavators, trucks, and drill rigs) continued to arrive on site and be commissioned throughout the second quarter. The mill expansion continues to be on schedule and was approximately 75% complete by the end of June 2020, including assembly of major components including cyclone clusters, leach and CIP tanks, and completion of a double lift on the tailings storage facility. The mill expansion commissioning team arrived on site in late July and the mill expansion is expected to be fully commissioned by the end of the third quarter 2020.

Fekola Solar Plant

The Fekola solar plant engineering and construction progressed well through the first quarter of 2020. In April 2020, due to issues related to COVID-19, the Company made the decision to temporarily suspend construction activities on the solar plant. Suspending the solar plant installation is not expected to impact

Fekola's production guidance for 2020 and has increased availability at the Fekola camp to assist mining operations in isolating more of the critical workforce on site and mitigate COVID-19 related travel and quarantine restrictions. The Company expects the solar plant construction will be completed within six months of the restart and is anticipating that the solar plant construction group will be mobilized at the end of September 2020.

Masbate Gold Mine – the Philippines

The Masbate Mine in the Philippines also continued to perform well through the second quarter of 2020, despite being limited by a reduced workforce due to COVID-19 restrictions, producing 48,654 ounces of gold, approximately in-line with budget. Compared to the second quarter of 2019, gold production was lower by 15% (8,918 ounces), as planned, mainly due to lower than budgeted grade. The Masbate Mine continued its remarkable safety performance, extending the number of days without an LTI to 592 days as at June 30, 2020.

During the second quarter of 2020, processing was generally in-line with budget. Mill feed grade was 0.94 g/t (compared to budget of 0.99 g/t and 1.22 g/t in the second quarter of 2019), throughput was 1.99 million tonnes (compared to budget of 2.0 million tonnes and 2.1 million tonnes in the second quarter of 2019) and average gold recoveries were 81.0% (compared to budget of 77.4% and 70.2% in the second quarter of 2019). Mill feed grade was lower than budget primarily due to the impact of previous near surface artisanal mining activity at the newly developed Montana Pit. This variance is not expected to continue as mining moves into the deeper, harder ore areas at Montana. Average gold recoveries were above budget due to mining more oxide ore than budgeted.

Masbate's second quarter of 2020 cash operating costs were $610 per ounce produced ($740 per ounce sold), well-below budget by $91 per ounce produced (13%). The favourable budget variance was attributable to lower-than-budgeted mining and processing costs, as fuel prices, tonnes mined, and waste stripping were all below budget for the second quarter. Compared to the second quarter of 2019, cash operating costs were higher by $40 per ounce produced (7%), as expected, due to lower production. Masbate's AISC for the quarter were $1,060 per ounce sold (second quarter of 2019 - $749 per ounce sold), approximately in-line with budget.

For the first half of 2020, the Masbate Mine produced 93,526 ounces of gold, slightly above budget (by 343 ounces) and 19% (21,527 ounces) lower than the first half of 2019. The on-budget production was achieved despite COVID-19-related constraints, including a five-day mining shutdown in the first quarter of 2020 and working with a reduced workforce through the second quarter.

Masbate's cash costs were well below budget in the first half of 2020, with cash operating costs of $664 per ounce produced ($699 per ounce sold), below budget by $76 per ounce produced (10%) (first half of 2019 - $538 per ounce produced), and AISC of $981 per ounce sold, below budget by $144 per ounce sold (13%) (first half of 2019 - $746 per ounce sold).

Capital expenditures for the second quarter of 2020 totaled $5 million, including $2 million for mobile equipment purchases and rebuilds, $1 million for processing replacements and $1 million for tailings

storage facility projects. Capital expenditures in the first half of 2020 totaled $9 million, including processing equipment replacement costs of $2 million, mobile equipment acquisition costs and rebuilds of $3 million, pre-stripping costs of $1 million and $2 million for tailings storage facility projects.

For full-year 2020, the Masbate Mine is expected to produce between 200,000 and 210,000 ounces of gold from the Main Vein and Montana Pits, at cash operating costs of between $665 and $705 per ounce and AISC of between $965 and $1,005 per ounce. Masbate's gold production is scheduled to be weighted towards the second half of 2020 (54%), as higher-grade ore from the new Montana Pit is forecast to be processed during the second half of the year.

Otjikoto Gold Mine - Namibia

The Otjikoto Mine in Namibia also had a solid second quarter of 2020, producing 43,496 ounces of gold, 3% (1,342 ounces) above budget, as processed tonnes and recoveries were slightly better than budget. Compared to the second quarter of 2019, gold production was significantly higher by 16% (6,075 ounces), due to higher grade ore from the Wolfshag Pit (ore production from the pit resumed in the second half of 2019 following pre-stripping). The Otjikoto Mine continued its remarkable safety performance, extending the number of days without an LTI to 826 days as at June 30, 2020.

During the second quarter of 2020, the Otjikoto Mine processed 0.87 million tonnes (compared to budget of 0.85 million tonnes and 0.87 million tonnes in the second quarter of 2019) at an average grade of 1.58 g/t (compared to budget of 1.58 g/t and 1.36 g/t in the second quarter of 2019) and average gold recoveries of 98.6% (compared to budget of 98.0% and 98.5% in the second quarter of 2019).

For the second quarter of 2020, Otjikoto's cash operating costs were $421 per ounce produced ($418 per ounce sold), well-below budget by $64 per ounce produced (13%) and significantly lower than the second quarter of 2019 by $133 per ounce produced (24%). This resulted mainly from higher gold production, lower fuel prices and a weaker Namibian dollar in the second quarter (compared to both budget and the second quarter of 2019). Otjikoto's AISC for the second quarter of 2020 were $757 per ounce sold, significantly below both budget by $267 per ounce sold (26%) and the second quarter of 2019 by $417 per ounce sold (36%). The favourable budget variance reflected lower-than-budgeted cash operating costs, higher-than-budgeted gold ounces sold and lower-than-budgeted sustaining capital expenditures (of $8 million, consisting of $4 million in cost savings and $4 million expected to be incurred later in 2020).

For the first half of 2020, the Otjikoto Mine produced 85,245 ounces of gold, above budget by 3% (2,705 ounces) and 22% (15,112 ounces) higher than the first half of 2019.

For the first half of 2020, Otjikoto's cash operating costs were $431 per ounce produced ($417 per ounce sold), well below budget by $64 per ounce produced (13%) and significantly lower than the first half of 2019 by $145 per ounce produced (25%). Otjikoto's AISC were $801 per ounce sold, significantly below both budget by $184 per ounce sold (19%) and the first half of 2019 by $196 per ounce sold (20%).

Capital expenditures in the second quarter of 2020 totaled $11 million, including $8 million for pre-stripping (in the Otjikoto Phase 3 and Wolfshag Phase 3 pits) and $2 million for mobile equipment rebuilds

and replacements. Capital expenditures in the first half of 2020 totaled $23 million, including $18 million for pre-stripping and $3 million for mobile equipment rebuilds and replacements.

In December 2019, the B2Gold Board approved the development of the Wolfshag underground mine (the initial underground Mineral Reserve estimate for the down-plunge extension of the Wolfshag orebody included 210,000 ounces of gold in 1.2 million tonnes of ore at 5.57 g/t gold). During the first half of 2020, engineering of the underground mine continued and in the second quarter of 2020 an underground mining contractor was appointed for the development of the underground workings up to the production stopes. Development of the portal and primary ramp is expected to commence in the fourth quarter of 2020 and stope ore production is expected to commence in early 2022, in-line with original estimates. However due to COVID-19 related delays, approximately $4 million of the related capital costs are now expected to be incurred in 2021 rather than in the current year.

For full-year 2020, the Otjikoto Mine is forecast to produce between 165,000 and 175,000 ounces of gold, from the Otjikoto and Wolfshag Pits, at cash operating costs of between $480 and $520 per ounce and AISC of between $1,010 and $1,050 per ounce.

Development

Gramalote Project - Colombia

Following amendments to the Gramalote Project Shareholders Agreement in December 2019, B2Gold was appointed as manager of the project as of January 1, 2020. In the first half of 2020, the Company sole-funded $12.5 million of expenditures on the Gramalote Project, which resulted in the Company's interest being increased to 50% (AngloGold Ashanti Limited - 50%). The additional sole-funded amount of $1.4 million was completed in July 2020 resulting in the Company having met its total sole-funding obligation of $13.9 million under the amended shareholder agreement. Each of B2Gold and AngloGold Ashanti Limited will now fund its share of expenditures pro rata.

On March 30, 2020, B2Gold had announced at the Gramalote Project in Colombia a temporary shutdown due to COVID-19. Project operations restarted on May 4, 2020 for Environmental Impact Assessment related field activities, with exploration drilling recommencing on May 11, 2020. The project became fully operational within a week, with appropriate preventive practices, monitoring, and COVID-19 testing and tracing protocols in place. During the shutdown, other aspects of the Feasibility Study such as mine engineering review, metallurgical investigations and process plant design development continued to advance.

Ongoing exploration work continues with a focus on infill drilling of the Inferred Mineral Resource area, which is expected to be completed in August 2020. As previously announced, the Company now expects to complete the Feasibility Study in the first quarter of 2021.

The Colombian government in Antioquia continues to closely manage levels of business activities and public movement with a view to gradually reopening the economy while ensuring adequacy of medical facilities including public testing, contact tracing and intensive care units.

Summary and Outlook

Based on current assumptions for 2020, B2Gold remains well positioned for continued strong operational and financial performance. Total consolidated production guidance remains at between 1,000,000 and 1,055,000 ounces of gold; total consolidated cash operating costs are forecast to be between $415 and $455 per ounce and total consolidated all-in sustaining costs are forecast to be between $780 and $820 per ounce. The Company remains on guidance even though Calibre (approximately 34% owned by B2Gold) provided revised reduced 2020 production guidance following the temporary suspension of its Nicaraguan operations due to COVID-19. The Company is on schedule to realize a significant increase in gold production from the Fekola Mine in 2020 (approximately 600,000 ounces) based on the addition of a larger mining fleet, the optimization of the mining sequence and the mill expansion. B2Gold's construction team is on schedule to complete the Fekola mill expansion in the third quarter of 2020, which along with the larger mining fleet will significantly increase mill throughput, yielding projected annual production averaging 550,000 ounces of gold over the next five years based on current assumptions.

In the second quarter of 2020, the Company reached a strategic milestone. The Company was in a net cash position of $157 million as at June 30, 2020, with its cash and cash equivalents of $628 million exceeding its debt balances of $471 million. Based on current assumptions, including the continued strong operating performance at each of the Company's mines and no significant unforeseen work stoppages having been incurred due to COVID-19, the Company now intends to repay the entire drawn balance of $425 million under its RCF by the end of the third quarter of 2020 and finish 2020 in a strong cash position. Due to the Company's strong net positive cash position, strong operating results and the current higher gold price environment, the quarterly dividend rate was again increased by 100% to $0.04 per common share (or an annual rate of $0.16 per common share), which will become effective upon approval and declaration of the third quarter dividend.

Despite some of the challenges that the current COVID-19 pandemic has created in each of the locations where the Company operates or is headquartered, the Company continues to operate virtually unimpeded. The Company is very of proud of its employees' dedication and resilience in these challenging times and believes it is in part due to the executive team's and mine employees' years of experience in all aspects of international mining, and B2Gold's culture of fairness, respect and transparency. That resilience is reflected in the Company's results from the first half of 2020.

In conjunction with this success, we are also very mindful of the communities where we operate and continue to assist local and national governments in their efforts to respond to the COVID-19 crisis. During the second quarter of 2020, the Company donated a total of $3 million of COVID-19 relief to assist the communities in which it operates, including contributions in Mali, Namibia, the Philippines, Burkina Faso, Colombia and Canada. B2Gold would like to thank all levels of government in the countries for working with the Company in mutually trusting relationships during these challenging times.

In addition, to managing its operations through these current challenging times, B2Gold will also look forward through the balance of 2020 and beyond and remain committed to continuing to execute on its strategic objectives. The Company's ongoing strategy is to continue to maximize profitable production from its mines, reduce debt, expand the Fekola Mine throughput and annual production, further advance its

pipeline of development and exploration projects, evaluate opportunities and continue to pay a dividend. In connection with advancing its pipeline of development projects, the Company still expects to have a feasibility study for the Gramalote Project completed by the end of the first quarter of 2021. In addition, the Company is evaluating the best course of action to advance the Kiaka Project, due to improved economics resulting from lower fuel prices, different power options and a higher gold price. The Company is currently updating its model and is considering its options to advance the project, including, but not limited to, bringing on a strategic partner to develop the project.

Qualified Persons

Bill Lytle, Senior Vice President of Operations, a qualified person under NI 43-101, has approved the the scientific and technical information related to operations matters contained in this news release.

Second Quarter and First Half 2020 Financial Results - Conference Call Details

B2Gold will release its second quarter and first half 2020 financial results after the North American markets close on Wednesday, August 5, 2020.

B2Gold executives will host a conference call to discuss the results on Thursday, August 6, 2020, at 10:00 am PDT/1:00 pm EDT. You may access the call by dialing the operator at +1 (647) 788-4919 (local or international) or toll free at +1 (877) 291-4570 prior to the scheduled start time or you may listen to the call via webcast by clicking: https://www.webcaster4.com/Webcast/Page/1493/35606. A playback version will be available for two weeks after the call at +1 (416) 621-4642 (local or international) or toll free at +1 (800) 585-8367 (passcode 5346877).

ON BEHALF OF B2GOLD CORP.

"Clive T. Johnson"
President and Chief Executive Officer

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Ian MacLean	Katie Bromley
Vice President, Investor Relations	Manager, Investor Relations & Public Relations
+1 604-681-8371	+1 604-681-8371
imaclean@b2gold.com	kbromley@b2gold.com

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

Production results and production guidance presented in this news release reflect total production at the mines B2Gold operates on a 100% project basis. Please see our Annual Information Form dated March 20, 2020 for a discussion of our ownership interest in the mines B2Gold operates.

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, including projected cash operating costs and AISC, and budgets on a consolidated and mine by mine basis; the impact of the COVID-19 pandemic on B2Gold's operations, including any restrictions or suspensions with respect to our operations and the effect of any such restrictions or suspensions on our financial and operational results; the ability of the Company to successfully maintain our operations if they are temporarily suspended, and to restart or ramp-up these operations efficiently and economically, the impact of COVID-19 on the Company's workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on our business, our planned capital and exploration expenditures; future or estimated mine life, metal price assumptions, ore grades or sources, gold recovery rates, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: B2Gold generating operating cashflows of approximately $900 million in 2020; remaining well positioned for continued strong operational and financial performance for the remainder of 2020; projected gold production, cash operating costs and AISC on a consolidated and mine by mine basis in 2020, including total consolidated gold production of between 1,000,000 and 1,055,000 ounces in 2020 with cash operating costs of between $415 and $455 per ounce and AISC of between $780 and $820 per ounce; the completion of the expansion at Fekola and the timing and results thereof; the Fekola expansion being expected to increase gold production to an average of 550,000 ounces per year during the five-year period 2020-2024; the anticipated cost, timing and results for the addition of a solar plant to the Fekola Mine, including the timing to complete following restart of construction; the development of the Wolfshag underground mine at Otjikoto, including the results of such development and the costs and timing thereof; the completion of the Gramalote Feasibility Study by the first quarter of 2021 and the results therein; the potential payment of future dividends, including the timing and amount of any such dividends, and the expectation that quarterly dividends will be maintained at the same level; the anticipated repayment of all or a portion of the outstanding RCF balance in 2020 and the availability of the facility; and B2Gold's attributable share at El Limon and La Libertad. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the duration and extent of the COVID-19 pandemic, the effectiveness of preventative measures and contingency plans put in place by the Company to respond to the COVID-19 pandemic, including, but not limited to, social distancing, a non-essential travel ban, business continuity plans, and efforts to mitigate supply chain disruptions; escalation of travel restrictions on people or products and reductions in the ability of the Company to transport and refine doré; the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash

flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines, Colombia and Burkina Faso and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally, including in response to the COVID-19 outbreak; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; risks affecting Calibre having an impact on the value of the Company's investment in Calibre, and potential dilution of our equity interest in Calibre; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

Non-IFRS Measures
This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards ("IFRS"), including "cash operating costs" and "all-in sustaining costs" (or "AISC"). Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data presented is

intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and should be read in conjunction with B2Gold's consolidated financial statements. Readers should refer to B2Gold's Management Discussion and Analysis, available on the Websites, under the heading "Non-IFRS Measures" for a more detailed discussion of how B2Gold calculates certain of such measures and a reconciliation of certain measures to IFRS terms.

Cautionary Note to United States Investors
The disclosure in this news release was prepared in accordance with Canadian National Instrument 43-101 ("NI 43-101"), which differs significantly from the current requirements of the SEC set out in Industry Guide 7. Accordingly, such disclosure may not be comparable to similar information made public by companies that report in accordance with Industry Guide 7. In particular, this news release may refer to "mineral resources," "indicated mineral resources" or "inferred mineral resources". While these categories of mineralization are recognized and required by Canadian securities laws, they are not recognized by Industry Guide 7 and have not historically been permitted to be disclosed in SEC filings by U.S. companies subject to Industry Guide 7. U.S. investors are cautioned not to assume that any part of a "mineral resource," "indicated mineral resource" or "inferred mineral resource" will ever be converted into a "reserve." In addition, this news release uses the terms "reserves" and "mineral reserves" which are reported by the Company under Canadian standards and may not qualify as reserves under Industry Guide 7. Under Industry Guide 7, mineralization may not be classified as a "reserve" unless the mineralization can be economically and legally extracted or produced at the time the "reserve" determination is made. Accordingly, information contained or referenced in this news release containing descriptions of the Company's mineral deposits may not be compatible to similar information made public by U.S. companies subject to the reporting and disclosure requirements of Industry Guide 7. "Inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian reporting standards; however, Industry Guide 7 normally only permits issuers to report mineralization that does not constitute "reserves" by Industry Guide 7 standards as in-place tonnage and grade without reference to unit measures. Further, while NI 43-101 permits companies to disclose economic projections contained in preliminary economic assessments and pre-feasibility studies, which are not based on "reserves", U.S. companies subject to Industry Guide 7 have not generally been permitted to disclose economic projections for a mineral property in their SEC filings prior to the establishment of "reserves." Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30
(Expressed in thousands of United States dollars, except per share amounts)
(Unaudited)

	For the three months ended June 30, 2020	For the three months ended June 30, 2019	For the six months ended June 30, 2020	For the six months ended June 30, 2019
Gold revenue	$ 441,939	$ 267,213	$ 822,237	$ 531,195
Cost of sales				
Production costs	(96,987)	(95,313)	(188,543)	(188,150)
Depreciation and depletion	(75,582)	(56,981)	(146,194)	(117,612)
Royalties and production taxes	(31,234)	(17,552)	(56,965)	(35,506)
Total cost of sales	(203,803)	(169,846)	(391,702)	(341,268)
Gross profit	238,136	97,367	430,535	189,927
General and administrative	(8,062)	(11,662)	(18,250)	(26,448)
Share-based payments	(7,440)	(6,054)	(11,087)	(10,036)
Community relations	(492)	(465)	(4,226)	(1,143)
Foreign exchange (losses) gains	(3,101)	(76)	(4,333)	1,250
Share of (loss) income of associate	(3,765)	—	2,635	—
Write-down of mineral property interests	—	(1,352)	—	(1,352)
Other	(3,855)	814	(4,428)	517
Operating income	211,421	78,572	390,846	152,715
Interest and financing expense	(5,051)	(7,078)	(9,568)	(14,517)
Gains (losses) on derivative instruments	3,430	(2,914)	(11,412)	3,332
Other	1,108	(437)	929	(503)
Income from continuing operations before taxes	210,908	68,143	370,795	141,027
Current income tax, withholding and other taxes	(82,229)	(24,123)	(145,699)	(49,692)
Deferred income tax recovery (expense)	9,282	971	(4,127)	(11,099)
Net income from continuing operations	137,961	44,991	220,969	80,236
Loss from discontinued operations attributable to shareholders of the Company	—	(3,669)	—	(12,391)
Net income for the period	$ 137,961	$ 41,322	$ 220,969	$ 67,845
Attributable to:				
Shareholders of the Company	$ 124,446	$ 37,904	$ 196,733	$ 60,199
Non-controlling interests	13,515	3,418	24,236	7,646
Net income for the period	$ 137,961	$ 41,322	$ 220,969	$ 67,845
Earnings per share from continuing operations (attributable to shareholders of the Company)				
Basic	$ 0.12	$ 0.04	$ 0.19	$ 0.07
Diluted	$ 0.12	$ 0.04	$ 0.19	$ 0.07
Earnings per share (attributable to shareholders of the Company)				
Basic	$ 0.12	$ 0.04	$ 0.19	$ 0.06
Diluted	$ 0.12	$ 0.04	$ 0.19	$ 0.06
Weighted average number of common shares outstanding (in thousands)				
Basic	1,040,661	1,008,345	1,037,847	1,004,897
Diluted	1,058,388	1,016,322	1,053,696	1,014,725

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30
(Expressed in thousands of United States dollars)
(Unaudited)

	For the three months ended June 30, 2020	For the three months ended June 30, 2019	For the six months ended June 30, 2020	For the six months ended June 30, 2019
Operating activities				
Net income from continuing operations for the period	$ 137,961	$ 44,991	$ 220,969	$ 80,236
Mine restoration provisions settled	(19)	—	(208)	(124)
Non-cash charges, net	74,891	62,267	179,420	119,290
Changes in non-cash working capital	28,558	(25,632)	60,301	(30,739)
Changes in long-term value added tax receivables	(3,302)	1,756	(6,180)	(83)
Cash provided by operating activities of continuing operations	238,089	83,382	454,302	168,580
Cash provided by operating activities of discontinued operations	—	9,434	—	10,654
Cash provided by operating activities	238,089	92,816	454,302	179,234
Financing activities				
Revolving credit facility, drawdowns net of transaction costs	250,000	(5,574)	250,000	(5,574)
Repayment of revolving credit facility	—	(25,000)	(25,000)	(25,000)
Equipment loan facilities, drawdowns net of transaction costs	—	3,463	—	3,463
Repayment of equipment loan facilities	(4,937)	(10,067)	(15,733)	(12,379)
Interest and commitment fees paid	(4,128)	(6,499)	(7,904)	(12,269)
Common shares issued for cash on exercise of stock options	11,121	7,005	27,465	28,170
Dividends paid	—	—	(10,368)	—
Principal payments on lease arrangements	(816)	(744)	(1,645)	(1,501)
Restricted cash movement	174	(398)	2,278	(1,254)
Cash provided (used) by financing activities of continuing operations	251,414	(37,814)	219,093	(26,344)
Cash used by financing activities of discontinued operations	—	(99)	—	(282)
Cash provided (used) by financing activities	251,414	(37,913)	219,093	(26,626)
Investing activities				
Expenditures on mining interests:				
Fekola Mine	(52,340)	(12,829)	(126,473)	(34,113)
Masbate Mine	(4,529)	(7,520)	(9,290)	(15,964)
Otjikoto Mine	(10,920)	(17,221)	(22,652)	(24,503)
Gramalote Project	(446)	(614)	(13,124)	(1,802)
Other exploration and development	(11,883)	(12,563)	(21,247)	(19,184)
Non-refundable deposit received on Toega Property	9,000	—	9,000	—
Other	1,109	553	1,092	402
Cash used by investing activities of continuing operations	(70,009)	(50,194)	(182,694)	(95,164)
Cash used by investing activities of discontinued operations	—	(23,164)	—	(36,691)
Cash used by investing activities	(70,009)	(73,358)	(182,694)	(131,855)
Increase (decrease) in cash and cash equivalents	419,494	(18,455)	490,701	20,753
Effect of exchange rate changes on cash and cash equivalents	236	638	(3,628)	261
Cash and cash equivalents, beginning of period	207,939	141,583	140,596	102,752
Less cash associated with discontinued operations, end of period	—	(10,245)	—	(10,245)
Cash and cash equivalents, end of period	$ 627,669	$ 113,521	$ 627,669	$ 113,521

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)
(Unaudited)

	As at June 30, 2020	As at December 31, 2019
Assets		
Current		
Cash and cash equivalents	$ 627,669	$ 140,596
Accounts receivable, prepaids and other	37,541	37,890
Value-added and other tax receivables	11,752	11,070
Inventories	244,963	217,923
Assets classified as held for sale	11,855	22,021
	933,780	429,500
Value-added tax receivables	35,503	25,153
Mining interests		
Owned by subsidiaries and joint operations	2,170,394	2,046,731
Investments in joint ventures and associates	56,106	130,736
Other assets	47,272	49,615
Deferred income taxes	3,248	1,336
	$ 3,246,303	$ 2,683,071
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 78,374	$ 83,370
Current income and other taxes payable	135,909	53,396
Dividend payable	20,850	—
Current portion of long-term debt	22,342	26,030
Current portion of derivative instruments at fair value	5,935	1,909
Other current liabilities	2,756	357
	266,166	165,062
Long-term debt	448,750	235,821
Mine restoration provisions	89,512	75,419
Deferred income taxes	151,630	145,590
Employee benefits obligation	5,252	4,736
Other long-term liabilities	7,805	4,791
	969,115	631,419
Equity		
Shareholders' equity		
Share capital		
Issued: 1,043,204,042 common shares (Dec 31, 2019 – 1,030,399,987)	2,380,922	2,339,874
Contributed surplus	50,611	56,685
Accumulated other comprehensive loss	(144,546)	(145,071)
Deficit	(93,858)	(261,245)
	2,193,129	1,990,243
Non-controlling interests	84,059	61,409
	2,277,188	2,051,652
	$ 3,246,303	$ 2,683,071